National Health Investors, Inc.

August 18, 2008

Kevin Woody, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

National Health Investors, Inc.

Form 10-K for the year ended December 31, 2007

File No. 1-10822

Dear Mr. Woody:

This letter is offered in response to your letter, dated July 17, 2008, regarding the above referenced filing.  The Company’s response follows:

Item 1. Business. Page 3

1.

Staff Comment:  “Please revise this section to discuss your investments in preferred and marketable securities as they appear to be a material portion of your asset holdings. Provide similar disclosure under the heading "Portfolio" in your MD&A discussion. Provide this disclosure in future filings and tell us how you plan to comply.”

Response:

The details and required disclosures related to our investment in preferred stock and marketable securities are discussed in Notes 2, 6 and 7, respectively, to the consolidated financial statements.  However, in future filings, we will provide a discussion of our investments in preferred and marketable securities in Item 1 under the heading “Nature of Investments” which disclosure will read as follows:

Investment in Preferred Stock and Marketable Securities.  We invest a portion of our funds in the preferred and common shares of other publicly-held REITs to ensure the substantial portion of all of our assets is invested for real estate purposes.  At December 31, 20xx, our investments in preferred and common shares of publicly-held REITs were $xxxxxxx and our investments in other available-for-sale marketable securities were $xxxxxxx.   Please refer to Notes xxx of our consolidated financial statements for further information.

In future filings, we will also include a discussion of our investments in preferred stock and marketable securities in Item 7 immediately following the discussion and table setting forth our real estate properties and mortgage receivables under the caption Portfolio.

NHC Master Agreement to Lease. page 6

2.

Staff Comment:  “We note that the renewal options are at fair market value. Please tell us how you will determine fair market value for purposes of the lease renewals and provide disclosure in your future filings.”

Response:

After the current 15-year lease extension expires on January 1, 2022, the three remaining 5-year lease renewal options may extend the term of the Master Agreement To Lease to January 1, 2037.  According to the terms of the master lease agreement, the base rent during each 5-year renewal option period shall be the “fair rental value of such leased property as negotiated between the parties and determined without including any value attributable to any improvements to the leased property, voluntarily made by the tenant at its expense.”

In future filings, we will expand our discussion of the renewal options in Item 1 under the caption NHC Master Agreement To Lease and also in Note 16 to the consolidated financial statements to include the definition of fair rental value as described in the master lease agreement.

Item 2_ Properties Owned or Associated with Mortgage Loan Investments, page 14

3.

Staff Comment: “Please disclose the nature of your interest in each of the properties in your portfolio. Revise the chart to indicate whether the property is the subject of a sale-leaseback transaction, a mortgage, or some other form of ownership. Provide this disclosure in future filings and tell us how you plan to comply.”

Response:

We will revise the chart in Item 2 to add a column which will indicate clearly the form of ownership for each property listed, noting whether it is owned by us and leased to operators or whether our interest is in a mortgage on such property.

4.

Staff Comment: “Please revise to provide a schedule of lease expiration for each of the next 10 years, including:

•

the number of tenants whose leases will expire,

•

the total area or number of beds covered by such leases,

•

the annual rental represented by such leases, and

•

the percentage of gross annual rental represented by such leases.

Provide this disclosure in future filings and tell us how you plan to comply.”

Response:

The Company believes this disclosure is not specifically required by Item 2 and has not provided this disclosure in the 2007 Form 10-K.  Alternatively, we do currently disclose in the chart in Item 2 the number of beds or square footage of the individual properties in our portfolio, and again on a summary level in the chart in Item 7.  We also disclose in Note 16 to the consolidated financial statements the future minimum lease payments (excluding percentage rents) to be received by us for each of the next five fiscal years and beyond for our major customer, NHC, and all other customers in total.  One could readily calculate from our disclosure in Note 16 that more than 87% of the future minimum lease payments to be received by us are from our major customer, NHC, under a master lease expiring in 2022.

5.

Staff Comment: “Please revise to provide a comparison of the average effective annual rental per bed or square foot for your properties. Provide this disclosure in future filings and tell us how you plan to comply.”

Response:

The company believes this disclosure is not specifically required by Item 2 and has not provided this disclosure in the 2007 Form 10-K.  Alternatively, we have determined to include in future filings a discussion within Item 7 under the caption Portfolio the average effective annual rental per bed or square foot for each of the major categories of our real estate properties.  These are (1) long term care centers, (2) assisted living facilities, (3) medical office buildings, (4) independent living facilities, and (5) hospitals.

Financial Statements

General

6.

Staff Comment:  “Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to include Schedules II and III.”

Response:

Schedules II and III were filed within Exhibit 13 to the Form 10-K on February 29, 2008.

Notes to Consolidated Financial Statements

Note 4. Mortgage and Other Notes Receivable page 45

7.

Staff Comment:  “Please tell us how you have complied with Rule 12-29 of Regulation S-X, or tell us why you believe it was not necessary to include a reconciliation of mortgage and other note receivable balances from the beginning of the period to the end of the period for each year an income statement is presented.”

Response:

The reconciliation was provided in Schedule IV and filed within Exhibit 13 to the Form 10-K we filed on February 29, 2008.

Exhibit 31.1 and 31.2

8.

Staff Comment: “We note that you have made modifications to the exact form of the required certifications including the replacement of the word "report" with "annual report" in paragraph 2. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.”

Response:

We will delete the word “annual” from our future filings.

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss your comments and our responses thereto, please call me at 615-890-9100.

Sincerely,

NATIONAL HEALTH INVESTORS, INC.

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA

Chief Accounting Officer

cc:  Kevin Woody, Accounting Branch Chief